May 10, 2023

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	GlobalTech Corporation
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 000-56482

Dear Commission:

We are in receipt of your letter dated April 26, 2023. In reference to the additional disclosures, we will file these with our Form 10Q.

Our response to each of your comments is as follows:

Description of Business

General Information

Form and Year of Organization, page 4

1.

We note your response to prior comment 1. As previously requested, please reconcile the ownership structure disclosed in WorldCall Telecom Limited’s September 30, 2022 Quarterly Report to the corporate structure presented in your filing. That is, provide us with your computation of the percentage of shares held by Worldcall Services (Private) Limited and Ferret Consulting F.Z.C., and reconcile these amounts to the ownership structure disclosed by WorldCall Telecom Limited. You indicate that the local disclosure required by WorldCall Telecom Limited does not include Convertible Preference Shares. However, we note from your disclosure on page F-32 that the total number of Convertible Preference Shares issued by WorldCall Telecom Limited was only 52,500 and these shares were issued to Oman Telecommunications Company. Explain why your disclosure indicates that you own more than 50% of WorldCall Telecom Limited, while WorldCall Telecom Limited’s disclosure indicates your subsidiaries own less than 50% of WorldCall Telecom Limited, in aggregate

Response:

In Worldcall Public financials, issued ordinary shares are 3,732 million as on December 31, 2022. Being ordinary shares, this does not include the Convertible Preference Shares (CPS). CPS are USD denominated until converted into ordinary shares and the conversion ratio is a function of the face value of USD 100, applicable USD to Pakistani Rupee parity and price of Worldcall Public ordinary shares derived from trade on the Pakistan Stock Exchange (PSX). Given the variable nature of the conversion ratio, the accounting for shareholding is done on specific reporting date by the Share Registrar and provided to Worldcall Public.

3550 Barron Way Suite 13a, Reno, NV 89511

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The Staff comment refers to disclosure in Worldcall Public accounts which only considers the outstanding ordinary shares and does not include CPS, which is disclosed separately in Worldcall Public financials. Local regulations do not require consolidated disclosure including CPS for shareholding purposes. Worldcall Public accounts does include information for ordinary shares and CPS separately that is used for consolidating Company’s shareholding in Worldcall Public.

The attached share certificate also includes the conversion ratio used for CPS translation in ordinary shares for inclusion in total shareholding on fully diluted basis and this ratio can vary at each reporting date. It also reconciles the shareholding of the Company in Worldcall Public to the extent of 55.2% as disclosed in FORM 10K.

In the certificate, the conversion ratio is defined as 01 CPS = 32,089.1148 ordinary shares.

For clarity

1 CPS	=	$100
Dividend 5.9%x5 Years	=	$29.5
USD Parity 1USD on December 31, 2022	=	226.37 Pak Rupees
Total in Pak Rupees	=	29,313.87
60% of WVAP[1] (WTL Shares)	=	0.91
Equivalent ordinary shares	=	32,089.1148

Management's Discussion and Analysis of Financial Condition and Results of Operations Updates on Plans: page 49

2.	Provide more detail with whom you are finalizing "arrangements" to provide a public blockchain network in Pakistan.

Response:

The company has engaged development resources from an experienced software development entity ‘Software Alliance’(www.softwarealliance.io) for the development and deployment of a hybrid public blockchain.

3.

With respect to your planned Public Blockchain Network, we note that you plan to deploy your network as a “Blockchain-as-a-service”. Please provide more detail as to how your “Blockchain-as-a-service” will function. In this regard, explain how you will market this service to the "education, logistics and financial services" sectors. Provide examples of how you envision the commercialization of your network materializing

_________________

1 WVAP mean Weighted Volume Average Price discounted at 60% for conversion purposes as per approved conversion formula.

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Response:

The architecture of the blockchain being developed is going to be a ‘permissioned’ ‘public blockchain’. Stringent rules for KYC (Know Your Customer) related to blockchain connectivity would be implemented and at the same time it would be open for public connectivity complying to KYC requirements.

Blockchain platform would only be capturing service data and transaction details with all customer information residing on third-party payment gateway platform. Our claim of ‘blockchain-as-a-service’ is based on the premise that its usage would be open to service providers as a backbone and they would be allowed to develop their own offering using inherent features of our platform for transaction processing. Development kit/architecture would be made public and authentication/integrity testing on test-net would be established before publishing the same on main-net for commercial activity.

Company plans to develop a basic set of smart contracts focused on ‘product authentication’, ‘online educational courses/tuitions’ and ‘financial services’ connected to third-party payment gateway in the launch phase and expects the connected community to be more participatory in development of future services.

 On commercial activation, the architecture is based on service delivery authentication and executing settlements between parties from their respective bank accounts, where blockchain only delivers escrow like facilitation for settlements. The service can have different tiers of participants with requisite rights and obligations. For tiered services understanding, service enabler (product team), service provider and service consumer form a three-tier relationship. Service enabler develops a product that is utilized by the service provider to provide service to service consumers. Blockchain shall ensure settlement in such tiered service operations based on contractual parameters captured in a smart contract.

For example, in education services, lecture subscription, actual lecture delivery and course completion would be verified at each stage and funds blocked from lecture recipient would be disbursed to tutor and any intermediatory product owner / developer based on contract fulfilment. It is an essential need as more and more traffic is getting diverted towards e-learning.

In a similar manner, for financial services billing settlements are to be performed by the platform through the payment gateway with authentication and ease of transfer as main feature of the service.

As a Broadband Service Provider, we have ongoing relationships with Financial, Educational, and other institutions.  We will leverage our existing relationship to market our service to these institutions by holding seminars, attending conventions, and direct marketing.  We believe our existing relationships allow us to provide each of these institutions with the necessity of our service and how and our clients can use the service to increase revenue.

The company will generate revenue mainly from transaction fees, we may diversify our monetization to include other services as we scale up our network.

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4.

To the extent that you plan to develop your network on an established blockchain, please revise your disclosure to identify which blockchain network you are planning to utilize and include a discussion of the impact of transaction fees.

Response

In response to Staff’s comment, we have revised to clarify in a relevant section of MD&A on Form 10-Q to be filed.

5.

We note that your Public Blockchain Network will be “integrated into payment platforms, providing transaction access through existing financial and banking institutions” and that “monetization will result from a percentage charge on financial transactions executed on the platform.” With a view toward expanded disclosure, please explain how your proposed network will be integrated into payment platforms at existing financial and banking institutions.

Response

Current focus is on on-boarding / integration with a licensed third-party digital banking network. Digital Banking licensing in Pakistan enables the entity to offer full bouquet of banking services. Integration would facilitate KYC compliance and data security, as credentials for account access and payment are maintained by the bank and not by the blockchain platform.

In response to Staff’s comment, we have revised to clarify in a relevant section of MD&A on Form 10-Q to be filed.

6.

We note that you intend to utilize smart contracts for your target services. Please include risk factor disclosure regarding the risk of coding errors or security vulnerabilities within the smart contracts and provide a more complete discussion regarding smart contract functionality and limits.

Response

Smart contracts in this hybrid architecture are developed to service a specific requirement. Being a software code, although made secure to an extreme, they are still subject to coding errors and security vulnerabilities like any software product. The company recognizes the same as a reality and would be taking measures like authentication/integrity check on test-net before commercial activation. Still there exists a significant risk that any such code may be subject to vulnerability on account of coding errors and / or malicious action.

Smart contracts functionality is limited to settlement execution in a predefined manner when pre-requisites are fulfilled and trigger such an action.

In response to Staff’s comment, we have revised to clarify in a relevant section of MD&A on Form 10-Q to be filed.

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7.

Please disclose whether your planned Public Blockchain Network will utilize any native crypto asset(s) and, to the extent it does, whether you plan to issue any crypto assets to be used in connection with the payment of services. Additionally, please disclose whether your planned Public Blockchain Network and, to the extent you will utilize them, crypto assets will be available in the U.S. or to U.S. persons

Response

No crypto assets are being offered to any person in Pakistan or abroad. There is no native crypto asset(s) that can be offered.

In response to Staff’s comment, we have revised to clarify in a relevant section of MD&A on Form 10-Q to be filed.

Liquidity and Capital Resources

Cash flows from operating, investing, and financing Activities, page 51

8.

You indicate that you held cash and cash equivalents of $3,120,572 and $3,670,589 as of December 31, 2022 and 2021, respectively, and this balance is a source of funding to satisfy your cash requirements over the next 12 months and beyond. Please revise to clarify that these amounts include restricted cash that is not available for immediate ordinary business use.

Response

In response to Staff’s comment, we have revised to clarify in a relevant section of MD&A on Form 10-Q to be filed.

Consolidated Statement of Cash Flows for the Years Ended December 31, 2022 and 2021, page F-6

9.

We note that cash flows from long-term loans and other assets are classified as operating activities and cash flows used in the issuance of long-term loan are classified as investing activities. Please explain the nature of these items and tell us why the classification is appropriate based on the guidance in ASC 230-10-45. In addition, please explain why the issuance of the long-term loan in 2021 is represented as a cash outflow. In this regard, tell us whether this line item should be described as the repayment of a long-term loan.

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Response

Long-term loans and other assets: this represents loans to employees and advances to vendors for the provision of goods and services as disclosed on page F-12 of our Annual Report on Form 10-K. Such advances are being made in the normal course of business operations. Therefore, its classification is appropriate here in operating activities and as per guidance. Long term loans in comparative period 2021 is of the same nature, which we later reclassified under operating in 2022. Moreover, we keep classifying long-term loans and other assets under operating activities in our quarterly report on Form 10-Q to be filed.

Notes to Consolidated Financial Statements

Note 2. Basis of Preparation of Consolidated Financial Statements Business Combinations, page F-11

10.

We note the disclosure included in response to prior comment 13. Per ASC 805-10-45-2, the assets and liabilities of EBI, as the accounting acquiree, should be recognized and measured in accordance with the guidance in ASC 805 applicable to business combinations. As previously requested, please provide the disclosures in ASC 805-20-50 and ASC 805-30-50 related to the acquisition of EBI, the accounting acquiree. That is, also discloses the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the acquisition-date fair value of the total consideration transferred, and a qualitative description of the factors that make up the goodwill recognized. Refer to the example in ASC 805-10-55-37

Response In response to Staff’s comment, we have updated the relevant disclosure under Business Combinations on Form 10-Q to be filed.

11.

We note your response to prior comment 14. Please clarify how you determined the acquisition-date fair value of the WHI shares effectively transferred. That is, your response indicates that you used the book value of WHI, but you also indicate that you used the valuation techniques of discounted cash flow and replacement cost methods. Tell us how the trading price of WorldCall Telecom Limited stock was considered in your valuation, considering that it appears that WHI’s assets primarily consist of its investments in WorldCall Telecom Limited through its ownership in Worldcall Services (Private) Limited and Ferret Consulting F.Z.C.

Response

In this case, we note that the assets of WHI primarily consist of its investments in WTL through its ownership in Worldcall Services (Private) Limited and Ferret Consulting F.Z.C. As such, the value of WHI is largely driven by the value of its investments in WTL.

To determine the acquisition-date fair value of the WHI shares effectively transferred, we used a combination of the book value of WHI as well as the valuation techniques of discounted cash flow and replacement cost methods.

•	We did not rely on the trading price of WTL as we determined that replacement cost of WTL Optic Fiber Network is substantially higher than the Market Capitalization of WTL.

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Note 3. Acquisitions, page F-15

12.

In response to prior comment 17, you state that “WTL was not acquired before the acquisition of its parent.” However, your response then explains that WTL’s parent was not acquired until November 30, 2021, which is after the acquisition date of WTL on October 18, 2017. Therefore, it does appear that your financial statements reflect the acquisition of WTL before the acquisition of its parents. Tell us why this presentation is appropriate. Considering that your historical financial statements should reflect the continuation of WHI, the legal acquirer, pursuant to ASC 805-40-45-1, explain why your financial statements do not reflect WSL and Ferret Consulting investments in WTL starting on November 30, 2021, the date WHI acquired WSL and Ferret Consulting. Alternatively, tell us whether WSL is the predecessor entity upon the acquisitions of WSL and Ferret Consulting and what consideration was given to presenting the predecessor audited financial statements through November 29, 2021.

Response

This presentation of WTL is appropriate as per ASC 810-10-45-10 for comparative purposes i.e. 2020 and whereas WSL and Ferret Consulting investments in WTL were considered in acquisition accounting as disclosed in note 3 of Form 10K and  Form 10 Q. However, the same were eliminated at the time of consolidation.

13.

We note the revised disclosure in response to prior comment 18. As previously requested, please separately disclose each of the major classes of liabilities assumed for each of the acquisitions. Refer to ASC 805-20-50-1(c).

Response In response to the staff comment, we have updated the relevant table under acquisition on Form 10 Q to be filed.

14.	We note your response to prior comment 19. As previously requested, revise to disclose the qualitative factors that make up the goodwill. Refer to ASC 805-30-50-1(a).

Response In response to the Staff’s comment, we have updated the requisite disclosure under note 3 acquisitions of our quarterly report on Form 10-Q to be filed.

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15.

We note your revised disclosure in response to prior comment 20 explaining why the Ferret Consulting acquisition resulted in a bargain purchase gain. Tell us how your valuation methodologies of the assets acquired included strategic placement of Worldcall Fiber Network, skilled workforce, synergies, favorable market conditions, and the asset’s potential. Explain why you believe the sellers of Ferret Consulting agreed to a purchase price lower the fair value of its net assets that primarily included long-term loans and long-term and short-term investments.

Response

In determining the fair value of the assets acquired, we used a combination of valuation methodologies, including the strategic placement of Worldcall Fiber Network, skilled workforce, synergies, favorable market conditions, and the asset's potential. Specifically, we used the discounted cash flow method and the replacement cost method to determine the fair value of the assets acquired. These methodologies consider the potential future cash flows and the cost to replace the assets, respectively, in arriving at a fair value estimate.

We believe that the bargain purchase gain resulted from a combination of factors, including the sellers' motivations and the current market conditions. The sellers of Ferret Consulting F.Z.C. primarily held long-term loans and long-term and short-term investments in their portfolio, which were not as valuable to them as they were to our company due to differences in investment objectives and opportunities.

Additionally, the strategic placement of WorldCall Fiber Network, the skilled workforce, and synergies with our existing operations presented significant value to our company that was not reflected in the fair value of Ferret Consulting F.Z.C.'s net assets. We believe that the favorable market conditions at the time of the acquisition also contributed to the bargain purchase gain.

Sellers of Ferret Consulting agreed to a purchase lower price as they believe that the Market valuation of broadband assets in a United States Market will be substantially higher than the current WTL Market Capitalization in Pakistan. Furthermore, the United States Markets are more liquid than Pakistan Stock Exchange.

16.

We note that WHI issued 100,000 of its shares to Ferret Consulting and 100,000 of its shares to WSL on November 30, 2021 as consideration for each of these business combinations. In response to prior comment 21, you indicate that you “determined the fair value of shares based upon the valuation of combined entities using multiple valuation techniques such as the present value of cash flow and replacement cost etc.” and the per share fair value of the WHI shares issued for these acquisitions was different because the valuation of combined entities was different. Please tell us the specific valuation methodology used to determine the fair value of the WHI shares issued as consideration for the business combinations. Provide a qualitative and quantitative explanation of the inputs to your valuation methodology, including the specific estimates and assumptions. Please explain how the “valuation of the combined entities” is an input to the valuation of the WHI shares issued for these acquisitions. That is, the consideration transferred in a business combination should be measured at fair value the equity interests issued by the acquirer. Refer to ASC 805-30-30-7.

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Response

We used a combination of valuation techniques, including the present value of cash flows and the replacement cost method, to determine the fair value of the shares of WHI issued as consideration for the business combinations with Ferret Consulting and WSL. We also considered other relevant factors, such as market trends and other financial metrics, in arriving at our fair value estimate.

The valuation of the combined entities refers to the valuation of Ferret Consulting and WSL, as well as the assets and liabilities that were contributed to WHI as part of these business combinations. The fair value of the equity interests issued by the acquirer, in this case, WHI, is determined based on the fair value of the consideration transferred, which includes the fair value of the assets and liabilities acquired in the business combination.

In determining the fair value of the WHI shares issued as consideration for the business combinations, we considered the specific inputs to our valuation methodology, including estimates and assumptions related to cash flows, discount rates, and growth rates. We also considered the specific characteristics of WHI, Ferret Consulting, and WSL, such as their size, market position, and growth prospects, in arriving at our fair value estimate. We also considered the valuation of the combined entities in arriving at our fair value estimate. Overall, we believe that our determination of fair value is reasonable and appropriate based on the available information and valuation techniques used.

Our valuation was based on the following:

Assumed Customers 2026	5 million
Yearly Revenue	$10 million per month
Net Income	$ 5 million per month
Ten-year valuation	$600 million

We also believe that our determination of the fair value of the WHI shares issued as consideration for the business combinations is in accordance with ASC 805-30-30-7. Note 20. Net Revenue, page F-33

17.

You indicate in response to prior comment 24 that the connection and membership fee entitles the customer to access the cable TV and internet services provided by the company and it is separately identifiable within the context of the contract. It does not appear that this activity relates to the transfer of a promised good or service to the customer that is capable of being distinct. Refer to ASC 606-10-25-19 and 25-20. As such, it appears that this advance payment should be combined with the video or data delivery service and recognized as revenue when those future services are provided. Please revise.

Response In response to Staff’s comment, we have revised to clarify in a relevant note of Net Revenue on Form 10-Q to be filed.

Sincerely,

For GlobalTech Corporation

/s/ Dan Green

Dana F. Green

Chief Executive Officer

cc: Sean Neahusan

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